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UNITED STATES	OMB Number: 3235-0145
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No _____)*

AMARILLO BIOSCIENCES, INC.

(Name of Issuer)

Voting Common Stock

(Title of Class of Securities)

02301P106

(CUSIP Number)

February 13, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

CUSIP No. 02301P106

1.	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) CYTO BIOTECH, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC use only

4.	Citizenship or place of organization: TAIWAN

Number of	5.	Sole Voting Power	3,000,000
Shares Bene-
ficially Owned	6.	Shared Voting Power
by Each
Reporting	7.	Sole Dispositive Power	3,000,000
Person With:
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9): 6.7%

12.	Type of Reporting Person (See Instructions): CO

Page 2 of 5 pages

CUSIP No. 02301P106

Item 1(a)	Name of Issuer:
Amarillo Biosciences, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:
4134 Business Park Drive Amarillo, TX 79110-4225

Item 2(a)	Name of Person Filing:
Cyto Biotech, Inc.

Item 2(b)	Address of Principal Business Office, or if none, residence:
7F., No. 6, Sec.1, Zhongxing Rd., Wugu Township
Taipei County 248, Taiwan

Item 2(c)	Citizenship:
Taiwan

Item 2(d)	Title of Class of Securities:
Voting Common Stock

Item 2(e)	Cusip Number:
02301P106

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or Dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c);
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §§240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §§240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §§240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-8);
(j)	☐	Group, in accordance with §§240.13d-1(b)(1)(ii)(J).

Page 3 of 5 pages

CUSIP No. 02301P106

Item 4.	Ownership:

(a)	Amount Beneficially owned: 3,000,000.

(b)	Percent of Class: 6.7%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,000,000.

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of: 3,000,000.

(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8.	Identification and Classification of Members of the Group:
Not Applicable.

Item 9.	Notice of Dissolution of Group:
Not Applicable.

Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

CUSIP No. 02301P106

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2009

/S/ Jason CC Chang
Jason CC Chang, CEO

Page 5 of 5 pages